Exhibit 99.1

Immuron CEO Dr. Gary S. Jacob to Present at
Biotech Showcase Conference on January 13, 2020

Melbourne, Australia, January 8, 2020: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunoglobulin therapeutics for the treatment of gut mediated diseases, today announced that CEO Dr. Gary S. Jacob will present at the Biotech Showcase Conference on Monday, January 13, 2020 at the Hilton Union Square hotel in San Francisco. Dr. Jacob’s presentation is scheduled for 10:00 am Eastern Standard Time in the Yosemite C room. Management will also be holding one-on-one meetings with investors and analysts during the conference.

ABOUT IMMURON

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a novel technology platform with one commercial asset Travelan® generating revenue. Immuron’s lead clinical candidate, IMM-124E, is presently being developed as a drug to prevent TD. The Company also has a collaborative program with the U.S. Department of Defense (DoD) to develop treatments utilizing the Company’s hyperimmune bovine colostrum technology against enteric acute infectious pathogens, including Shigella and Campylobacter. A recent USD $3.7 million grant was awarded by DoD to develop a product against Campylobacter utilizing this technology. Immuron’s second clinical-stage asset, IMM-529, targets Clostridium difficile Infections (CDI). These products together with the Company’s other preclinical pipeline products currently under development targeting immune-related and infectious diseases are anticipated to meet pressing needs in the global immunotherapy market.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

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COMPANY CONTACT: Gary S. Jacob, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com	AUS INVESTOR RELATIONS: Peter Taylor NWR Communications Ph: +61 (0)4 1203 6231 peter@nwrcommunications.com.au	USA INVESTOR RELATIONS: Dave Gentry - CEO RedChip Companies, Inc. US Ph: +1 (407) 491 4498 dave@redchip.com

For more information visit: http://www.immuron.com.

Level 3, 62 Lygon Street, Carlton South, Victoria AUSTRALIA 3053	www.immuron.com ABN: 80 063 114 045	Phone: + 61 (0)3 9824 5254 Facsimile: + 61 (0)3 9822 7735